SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Av. Graça Aranha, 26,
Centro, CEP 20030-900,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Ticker Symbols For Class C Preferred Shares and ADRs

Rio de Janeiro, December 22, 2025 - Centrais Elétricas Brasileiras S/A - AXIA Energia, As previously announced, in accordance with the Company’s Management Proposal, dated November 27, 2025 (the “Management Proposal”), and the Material Fact and Notice to Shareholders, dated, December 8, 2025, the Company plans to create an issue a new class of Class “C” preferred shares (the “Preferred C Shares”) and a new class of preferred class C ADSs representing Preferred C Shares, which will be traded under the following trading codes, or ticker symbols:

•	B3: AXIA7
•	ADRs | NYSE: AXIA PRC

The Company clarifies that, with respect to the other classes of preferred shares and ADRs currently outstanding, the trading codes will remain unchanged.

Certain U.S. Tax Consequences for Company ADR Holders

As previously announced, in accordance with the Company’s Management Proposal, dated November 27, 2025, and subject to the approval of its shareholders, the Company intends to implement the following transactions (the “Transactions”):

I.	the creation of a new series of Preferred Class B1 ADSs that will be exchanged for existing Preferred ADSs (the “Preferred B1 ADS Exchange”);
II.	the creation of the Preferred C Shares followed by a pro rata distribution of (i) Preferred C Shares to all existing holders of Company common, Class and Class B shares (the “Preferred C Share Distribution”) and (ii) by Citibank, N.A. of newly-created preferred class C ADSs representing Preferred C Shares to current holders of Company ADSs (the “Preferred C ADS Distribution”);
III.	following the Preferred C Share Distribution, (i) the transfer of fractional Preferred C Shares by holders thereof in order to create whole Preferred C Shares between December 26, 2025, inclusive, and January 25, 2026, inclusive; and (ii) the subsequent sale of any fractional Preferred C Shares that could not be fully allocated during such period, with the proceeds from such sale distributed proportionally among the holders of fractional Preferred C Shares (the “Preferred C Auction”);
IV.	the receipt of cash by Preferred C ADS holders for any fractional Preferred C ADSs to which such holders would otherwise be entitled, in the same proportional amount received by holders of fractional Preferred C Shares following the Preferred C Auction;
V.	the creation of a new class of preferred shares designated ‘Redeemable Preferred Shares’, which will be distributed in connection with the Preferred B Share (the “PNR Share Distribution”) to existing Preferred ADR holders and redeemed immediately following the distribution thereof by the Company for cash (the “PNR Share Redemption”); and
VI.	the distribution of the PNR Share Redemption amounts to holders of existing Preferred ADRs (the “PNR Redemption Distribution”).

In connection with the Transactions, certain holders of Company ADRs may be subject to certain U.S. tax consequences, as follows.

United States Federal Income Taxation

The following discussion describes the material United States federal income tax consequences of the Preferred B1 ADS exchange, the PNR Share Distribution, the PNR Share Redemption, the PNR Redemption Distribution, the Preferred C ADS Distribution and the Preferred C Auction. This discussion applies only to beneficial owners of Company ADSs that are “U.S. Holders,” as defined below. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing final, temporary and proposed Treasury Regulations, administrative pronouncements by the United States Internal Revenue Service (the “IRS”), and judicial decisions, all as currently in effect and all of which are subject to change (possibly on a retroactive basis) and to different interpretations.

This discussion does not purport to address all United States federal income tax consequences that may be relevant to a particular holder and U.S. Holders are urged to consult their own tax advisors regarding their specific tax situation. This discussion does not address any aspect of U.S. federal taxation other than U.S. federal income taxation (such as the estate and gift tax or the Medicare tax on net investment income). The discussion applies only to U.S. Holders who hold our ADSs as “capital assets” (generally, property held for investment) under the Code and does not address the tax consequences that may be relevant to U.S. Holders in special tax situations including, for example:

•	financial institutions or insurance companies;
•	tax-exempt organizations;
•	broker-dealers;
•	traders in securities that elect mark to market;
•	real estate investment trusts, regulated investment companies, partnership or grantor trusts;
•	investors whose functional currency is not the United States dollar;
•	United Staes expatriates;
•	Holders that hold our ADSs as part of a hedge, straddle, or conversion transaction; or
•	Holders that own, directly, indirectly, or constructively, 10% or more of the total combined voting power or value, if any, of our shares or ADSs.

Except where specifically described below, this discussion assumes that we are not a passive foreign investment company (as defined below) for United States federal income tax purposes. Please see the discussion in “Passive Foreign Investment Company Rules” below. Further, this discussion does not address the alternative minimum tax consequences of holding our ADSs or the indirect consequences to holders of equity interests in partnerships or other entities that own our ADSs. In addition, this discussion does not address the state, local and non-U.S. tax consequences of holding our ADSs.

In general, for U.S. federal income tax purposes, a beneficial owner of ADSs generally will be treated as the owner of the shares represented by such ADSs.

U.S. Holders should consult their own tax advisors regarding the United States federal, state, local and non-U.S. income and other tax consequences of the Preferred B1 ADS exchange, the PNR Share Distribution, the PNR Share Redemption, the PNR Redemption Distribution, the Preferred C ADS Distribution and the Preferred C Auction in their particular circumstances.

As used herein, a “U.S. Holder” is a person that, for U.S. federal income tax purposes, is a beneficial owner of our ADSs and is:

•	An individual who is a citizen or resident of the United States;
•	A corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•	An estate the income of which is subject to United States federal income tax regardless of its source; or
•	A trust if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all substantial decisions of the trust.

If a partnership holds ADSs, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. A partner of a partnership holding our ADSs should consult its own tax advisor regarding the specific tax consequences of the Preferred B1 ADS exchange, the PNR Share Distribution, the PNR Share Redemption, the PNR Redemption Distribution, the Preferred C ADS Distribution and the Preferred C Auction.

Preferred B1 ADS Exchange

The Preferred B1 ADS Exchange is intended to qualify as a tax free event for U.S. federal income tax purposes. Assuming the Preferred B1 ADS Exchange is properly treated as a tax free event for U.S. federal income tax purposes, a U.S. Holder generally should not recognize gain or loss upon the Preferred B1 ADS Exchange. A U.S. Holder’s aggregate adjusted tax basis in the Preferred Class B1 ADSs received pursuant to the Preferred B1 ADS Exchange should equal the aggregate adjusted tax basis of the Preferred ADSs exchanged. In addition, each U.S. Holder’s holding period for the shares of Preferred Class B1 ADSs should include the U.S. Holder’s holding period for the Preferred ADSs exchanged in the Preferred B1 ADS Exchange.

PNR Share Distribution, PNR Share Redemption, and PNR Redemption Distribution

The Company intends to treat the PNR Share Distribution, PNR Share Redemption, and PNR Redemption Distribution together, for U.S. federal income tax purposes, as a single distribution in an amount equal to the cash distributed pursuant to the PNR Redemption Distribution. The cash distributed pursuant to the PNR Redemption Distribution, before reduction for any Brazilian taxes withheld therefrom, will be includible in a U.S. Holder’s income as dividend income to the extent such distributions are paid out of the Company’s current or accumulated earnings and profits as determined under U.S federal income tax principles. The Company, however, does not expect to maintain calculations of its earnings and profits in accordance with the U.S. federal income tax accounting principles. A U.S. Holder should, therefore, expect that the cash distributed pursuant to the PNR Redemption Distribution will be treated as a dividend. The cash distributed pursuant to the PNR Redemption Distribution will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to applicable limitations, including holding period limitations, the cash distributed pursuant to the PNR Redemption Distribution to non-corporate U.S. Holders of Preferred ADSs should be taxable at preferential rates.

If the cash distributed pursuant to the PNR Redemption Distribution is in Brazilian reais, such dividend will be included in a U.S. Holder’s gross income in an amount equal to the U.S. dollar value of Brazilian reais on the date of receipt by the Depositary, regardless of whether or when the payment is in fact converted into U.S. dollars. If the cash distributed pursuant to the PNR Redemption Distribution is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

Dividend income resulting from the cash distributed to a U.S. Holder pursuant to the PNR Redemption Distribution should be treated as foreign source income, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Brazilian tax withheld on the PNR Redemption Distribution may be credited against a U.S. Holder’s U.S. federal income tax liability. Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such otherwise creditable Brazilian taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law. The rules relating to foreign tax credits and deductions are very complex, and recent changes to the foreign tax credit rules introduced additional requirements and limitations (though the application of some of these changes has been deferred pending further guidance). Therefore, U.S. Holders should consult their own tax advisors regarding the applicability of these rules in their particular circumstances.

Preferred C ADS Distribution

The Company intends to treat the Preferred C ADS Distribution, for U.S. federal income tax purposes, as a distribution in an amount equal to the fair market value of the Preferred Class C ADSs at the time of such distribution. The fair market value of the Preferred Class C ADSs, before reduction for any Brazilian taxes withheld therefrom, will be includible in a U.S. Holder’s income as dividend income to the extent such distributions are paid out of the Company’s current or accumulated earnings and profits as determined under U.S. federal income tax principles. The Company, however, does not expect to maintain calculations of our earnings and profits in accordance with the U.S. federal income tax accounting principles. A U.S. Holder should, therefore, expect that the Preferred C ADS Distribution will be treated as a dividend. The Preferred C ADS Distribution will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to applicable limitations, including holding period limitations, the Preferred C ADS Distribution to non-corporate U.S. Holders of ADSs should be taxable at preferential rates.

A U.S. Holder’s initial tax basis in a Preferred Class C ADS received pursuant to the Preferred C ADS Distribution will be equal to the fair market value of such Preferred Class C ADS as determined for U.S. federal income tax purposes. A U.S. Holder’s holding period for a Preferred Class C ADS will begin the day following the Preferred C ADS Distribution.

Dividend income resulting from the Preferred C ADS Distribution paid to a U.S. Holder should be treated as foreign source income, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to certain conditions and limitations, Brazilian tax withheld on the Preferred C ADS Distribution may be credited against a U.S. Holder’s U.S. federal income tax liability. Instead of claiming a credit, a U.S. Holder may, at the U.S. Holder’s election, deduct such otherwise creditable Brazilian taxes in computing the U.S. Holder’s taxable income, subject to generally applicable limitations under U.S. law. The rules relating to foreign tax credits and deductions are very complex, and recent changes to the foreign tax credit rules introduced additional requirements and limitations (though the application of some of these changes has been deferred pending further guidance). Therefore, U.S. Holders should consult their own tax advisors regarding the applicability of these rules in their particular circumstances.

Preferred C Auction

A U.S. Holder generally should recognize capital gain or loss upon the receipt of any cash pursuant to the Preferred C Auction measured by the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s adjusted tax basis in the fractional Preferred C Shares underlying the fractional Preferred C ADSs. Any gain or loss should be short-term capital gain or loss. The deductibility of capital losses is subject to certain limitations under the Code.

If Brazilian tax is withheld on the cash paid pursuant to the Preferred C Auction, the amount realized by a U.S. Holder will include the gross amount of cash paid pursuant to the Preferred C Auction before deduction of the Brazilian tax. Capital gain or loss, if any, realized by a U.S. Holder on the receipt of any cash pursuant to the Preferred C Auction generally will be treated as United States source income or loss for United States foreign tax credit purposes. If the cash paid pursuant to the Preferred C Auction is subject to Brazilian tax imposed on the gain the U.S. Holder is likely not to be able to claim a foreign tax credit for that Brazilian tax. The U.S. foreign tax credit rules are complex and recent changes to the foreign tax credit rules introduced additional requirements and limitations. U.S. Holders should consult their own advisors with respect to the application of these rules to their particular circumstances, including whether they can take a deduction in lieu of claiming a foreign tax credit.

Passive Foreign Investment Company Rules

In general, a non-U.S. corporation is a passive foreign investment company (“PFIC”) with respect to a U.S. Holder if, for any taxable year in which the U.S. Holder holds stock in the non-U.S. corporation, at least 75% of its gross income is passive income or at least 50% of the value of its assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income. For this purpose, passive income generally includes, among other things, dividends, interest, rents, royalties and gains from the disposition of investment assets (subject to various exceptions). Based upon the nature of our current and projected income, assets and activities, we do not expect the ADSs to be shares of a PFIC for United States federal income tax purposes. However, the determination of whether the ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change. Because these determinations are based on the nature of our income and assets from time to time, as well as certain items that are not directly in our control, such as the value of the shares or ADSs, and involve the application of complex tax rules the application of which to our business is not always entirely clear, no assurances can be provided that we will not be considered a PFIC for the current or any past or future tax year.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our ADSs, various adverse consequences could apply to the U.S Holder. Neither gains nor dividends would be subject to the reduced tax rates discussed above that are applicable in certain situations. Rather, gain recognized by a U.S. Holder on a sale or other disposition of the ADSs would be allocated ratably over the U.S. Holder’s holding period for the ADSs. The amounts allocated to the taxable year of the sale or disposition and to any year before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, and an interest charge would be imposed on such tax as if it had not been paid from the original due date for a U.S. Holder’s tax return for such year. Further, any distribution in respect of the ADSs in excess of 125% of the average of the annual distributions on the ADSs received by a U.S. Holder during the preceding three years or, if shorter, a U.S. Holder’s holding period would be subject to taxation as described above. Certain elections may be available (including a mark to market election) to U.S. persons that may mitigate the adverse consequences resulting from PFIC status. In any case, a U.S. Holder would be subject to additional U.S. tax form filing requirements.

Backup Withholding and Information Reporting

In general, dividends pursuant to the PNR Share Distribution, the PNR Share Redemption, the PNR Redemption Distribution and the Preferred C ADS Distribution paid within the United States or through certain United States-related financial intermediaries to a U.S. Holder are subject to information reporting and may be subject to backup withholding unless the holder: (i) establishes, if required to do so, that it is an exempt recipient; or (ii) in the case of backup withholding, provides an accurate taxpayer identification number and certifies that it is a U.S. person and has not lost its exemption from backup withholding.

A U.S. Holder can credit amounts withheld under these rules against the U.S. Holder’s United States federal income tax liability, or obtain a refund of such amounts that exceed the U.S. Holder United States federal income tax liability, provided that the required information is furnished to the IRS.

U.S. Holders should consult their own tax advisors concerning any U.S. reporting requirements that may arise out of their ownership or disposition of ADSs in light of their particular circumstances. The penalty for failing to comply with reporting requirements can be significant.

Specified Foreign Financial Assets

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of U.S.$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer (which would include the ADSs) that are not held in accounts maintained by financial institutions. Higher reporting thresholds apply to certain individuals living abroad and to certain married individuals. Regulations extend this reporting requirement to certain entities that are treated as formed or availed of to hold direct or indirect interests in specified foreign financial assets based on certain objective criteria. U.S. Holders who fail to report the required information could be subject to substantial penalties. U.S. Holders should consult their own tax advisors concerning the application of these rules to their particular circumstances.

This press release should be read together with the Company’s Management Proposal dated November 27, 2025. The Company will provide additional information regarding implementation logistics as appropriate, including any relevant dates to be communicated by the Depositary.

Eduardo Haiama

Vice-President Financial and Investor Relations

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – AXIA Energia

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: the risks that the Transactions, or any portion of the Transactions, may not be consummated in a timely manner, or at all; the risk that the Transaction may not provide the anticipated benefits to the Company or its shareholders, or any benefits at all; general economic, regulatory, political, and business conditions in Brazil and abroad; fluctuations in interest rates, inflation, and the value of the Brazilian Real; changes in consumer electricity usage patterns and volumes; competitive conditions; our level of indebtedness; the possibility of receiving payments related to our receivables; changes in rainfall and water levels in reservoirs used to operate our hydroelectric plants; our financing and capital investment plans; existing and future government regulations; and other risks described in our annual report and other documents filed with the Comissão de Valores Mobiliários and U.S. Securities and Exchange Commission. Estimates and projections refer only to the date they were expressed, and we do not assume any obligation to update any of these estimates or projections due to new information or future events. Future results of the Company’s operations and initiatives may differ from current expectations, and investors should not rely solely on the information contained herein. This material contains calculations that may not reflect precise results due to rounding.